SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

GARTNER, INC.
____________________________________________________
(Name of Issuer)

Shares of Common Stock, Class B, par value $0.005 per share
____________________________________________________
(Title of Class of Securities)

366651206
____________________________________________________
(CUSIP NUMBER)

Fir Tree Partners
535 Fifth Avenue
31st Floor
New York, New York 10017
Tel. No.: (212) 599-0090
____________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -
Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

June 7, 2001
____________________________________________________
(Date of event which requires filing of this statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐ .

CUSIP No. 366651206	13D/A

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Fir Tree, Inc. d/b/a Fir Tree Partners - 13-3745261
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,173,100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,173,100
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,173,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14		TYPE OF REPORTING PERSON* CO, IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

Amendment No. 1 to Schedule 13D

          This Amendment No. 1 ("Amendment No. 1") to Schedule 13D is being filed on behalf of Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners ("Fir Tree Partners"), and Mr. Jeffrey Tannenbaum ("Mr. Tannenbaum"), the sole shareholder, executive officer, director, and principal, as an amendment to the Statement on Schedule 13D, relating to shares of common stock, Class B, par value $0.005 per share (the "Common Stock") of Gartner, Inc. (the "Issuer"), as filed on May 24, 2000 (the "Statement"). The Statement is hereby further amended and supplemented as follows:

Item 5.   Interest in Securities of the Issuer

           (a)   As of July 26, 2001, Fir Tree Partners and Mr. Tannenbaum are beneficial owners of 1,173,100 shares of Common Stock of the Issuer or 3.6% of the shares outstanding. The 1,173,100 shares described above are beneficially owned by Fir Tree Partners and Mr. Tannenbaum for the account of the Fir Tree Value Fund, Fir Tree Institutional or Fir Tree LDC, as the case may be.

           The number of shares beneficially owned by Fir Tree Partners and Mr. Tannenbaum and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Fir Tree Partners and Mr. Tannenbaum on July 26, 2001, is based on 32,555,788 outstanding shares of Common Stock as of April 30, 2001, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001.

           (b)   Fir Tree Partners and Mr. Tannenbaum for the account of each of Fir Tree Value Fund, Fir Tree Institutional and Fir Tree LDC have the power to vote and dispose of the shares of Common Stock held by each such entity.

           (c)   The transactions in the Issuer's securities by Fir Tree Partners for the prior 60 days are as follows:

Transaction Date	Buy/Sell	Quantity (shares)	Price per Share ($)

5/30/2001	Sell	27,700	8.3497
5/31/2001	Sell	8,800	8.4996
6/1/2001	Sell	6,800	8.4998
6/4/2001	Sell	20,000	8.6342
6/5/2001	Sell	40,000	8.9747
6/6/2001	Sell	20,000	9.1587
6/7/2001	Sell	35,000	9.3311
6/8/2001	Sell	91,700	9.4136
6/11/2001	Sell	15,000	9.3329
6/12/2001	Sell	36,000	9.3025
6/13/2001	Sell	10,500	9.2020
6/15/2001	Sell	9,200	8.9606
6/19/2001	Sell	5,000	8.4498
6/20/2001	Sell	63,300	8.4312
6/21/2001	Sell	16,500	8.7694
6/22/2001	Sell	4,900	8.6497
6/25/2001	Sell	300	8.6995
6/26/2001	Sell	25,000	8.1998
6/27/2001	Sell	18,600	8.3591
6/28/2001	Sell	20,000	8.7012
6/29/2001	Sell	70,000	9.0897
7/11/2001	Sell	1,000	8.6501
7/12/2001	Sell	20,000	8.6285
7/13/2001	Sell	11,000	8.8513
7/16/2001	Sell	1,000	8.7994
7/17/2001	Sell	10,000	8.8747
7/24/2001	Sell	5,000	9.8495

           (d)   Not Applicable.

           (e)   Not Applicable.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2001	Fir Tree, Inc. d/b/a Fir Tree Partners
	By:	JEFFREY TANNENBAUM ________________________________
Jeffrey Tannenbaum, President

JEFFREY TANNENBAUM ______________________________________
Jeffrey Tannenbaum